UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972-77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒       Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K is to correct certain errors contained in the Exhibit 99.1 to the Form 6-K that MeaTech 3D Ltd. (“MeaTech” or the “Company”) furnished to the Securities and Exchange Commission on August 16, 2021 (the “Original 6-K”), which contains the press release reporting the Company’s unaudited financial results for the first half of 2021 and recent business developments.

As set forth herein, subsequent to the issuance of the Original 6-K, in the context of implementing improved financial reporting controls, the Company engaged in further reviews of its reported unaudited financial results. Based on such reviews, the Company determined that in the process of consolidating the results for the first half of 2021 of the Company’s wholly-owned subsidiaries, MeaTech Europe B.V. and Peace of Meat B.V. (“Peace of Meat”), for the first time following the acquisition of Peace of Meat in February 2021, expenses of Peace of Meat were not consolidated properly in the Company’s operating expenses, but were rather presented in currency translation differences reserve. While the total comprehensive loss for the period remains unchanged, the operating loss increased by approximately $1 million (primarily research and development expenses), while the currency translation differences reserve was increased by the same amount.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

The Company is furnishing herewith its corrected unaudited financial results for the first half of 2021, together with a summary of and explanation for the changes made in the correction, as Exhibit 99.1.

The interim condensed consolidated financial information as well as the operating and financial review and prospects of the Company for the six months ended June 30, 2021, included in the Original 6-K and as corrected by Exhibit 99.1 attached hereto, shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: August 26, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Corrected Details of First Half 2021 Results